GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2018

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(With Reports of Independent Registered Public Accounting Firms Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of GigaMedia Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company for the year ended December 31, 2016, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 to the financial statements, was audited by other auditors whose report, dated April 26, 2017, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2016 financial statement to retrospectively apply the change in accounting for ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715) in 2017, as discussed in Note 1 and Note 16 to the financial statement. Our procedures included examining evidence regarding the amounts and disclosures of retrospective adjustments in the financial statements. In our opinion, such retrospective adjustment is appropriate and has been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Company other than with respect to the retrospective adjustment, and accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2019

We have served as the Company's auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, the accompanying consolidated statements of operations, comprehensive loss, changes in equity and cash flows of GigaMedia Limited and subsidiaries for the year ended December 31, 2016. The 2016 consolidated financial statements before the effects of adjustments discussed in Note 1 are not presented herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 2016 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, present fairly, in all material respects,  the results of operations and cash flows of GigaMedia Limited and subsidiaries for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 1, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditors.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2017

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2018

(in thousands of US dollars)

	December 31
	2017	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 7)	$63,670	$59,308
Accounts receivable - net (Note 8)	751	523
Prepaid expenses	390	122
Restricted cash (Note 7)	507	518
Other current assets (Note 9)	193	124
Total Current Assets	65,511	60,595
PROPERTY, PLANT AND EQUIPMENT, NET (Note 11)	158	121
INTANGIBLE ASSETS - NET (Note 4)	3	38
OTHER ASSETS
Refundable deposits	208	197
Prepaid licensing and royalty fees (Note 5)	459	435
Other (Note 13)	74	59
TOTAL ASSETS	$66,413	$61,445

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2017 AND 2018

(in thousands of US dollars, except share data)

	December 31
	2017	2018
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts payable	$314	$104
Accrued compensation	549	170
Accrued expenses (Note 12)	2,158	1,263
Deferred revenue	1,863	1,370
Other current liabilities	164	366
Total Current and Total Liabilities	5,048	3,273
COMMITMENTS AND CONTINGENCIES (Note 19)	—	—
SHAREHOLDERS' EQUITY (Note 14)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2017 and 2018	308,747	308,750
Accumulated deficit	(225,399)	(228,246)
Accumulated other comprehensive loss	(21,983)	(22,332)
Total GigaMedia Shareholders’ Equity	61,365	58,172
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$66,413	$61,445

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands of US dollars, except for earnings per share amounts)

	2016	2017	2018
OPERATING REVENUES
Digital entertainment service revenues	$8,971	$11,596	$7,101
COSTS OF REVENUES
Cost of digital entertainment service revenues	(4,138)	(5,098)	(3,585)
GROSS PROFIT	4,833	6,498	3,516
OPERATING EXPENSES
Product development and engineering expenses	(1,045)	(1,072)	(1,091)
Selling and marketing expenses	(5,513)	(3,993)	(3,297)
General and administrative expenses	(3,458)	(3,528)	(3,684)
Impairment loss on property, plant and equipment (Note 6)	(471)	—	—
Impairment loss on intangible assets (Note 6)	(57)	—	—
Impairment loss on prepaid licensing and royalty fees (Notes 5 and 6)	(1,386)	—	(244)
Gain on termination of licensing agreement (Note 5)	—	1,732	—
Other (Note 8)	(35)	(127)	(23)
	(11,965)	(6,988)	(8,339)
LOSS FROM OPERATIONS	(7,132)	(490)	(4,823)
NON-OPERATING INCOME (EXPENSES)
Interest income	302	602	1,302
Gain on disposal of marketable securities	—	2	—
Gain on disposal of property, plant and equipment - net (Note 11)	751	1	—
Interest expense	(81)	(34)	—
Foreign exchange gain (loss), net	(301)	(551)	267
Net loss on equity investments (Note 10)	(1,731)	(24)	—
Impairment loss on investments (Note 6)	—	(52)	—
Gain on disposal of subsidiary and equity investments (Note 3)	849	—	—
Other (Note 13)	128	(39)	61
	(83)	(95)	1,630
LOSS BEFORE INCOME TAXES	(7,215)	(585)	(3,193)
INCOME TAX BENEFIT (Note 17)	1,149	1,671	—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(6,066)	$1,086	$(3,193)
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.55)	$0.10	$(0.29)
WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands of US dollars)

	2016	2017	2018
NET INCOME (LOSS)	$(6,066)	$1,086	$(3,193)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain on marketable securities	(1)	—	—
Realized gain on marketable securities reclassified into income	—	(2)	—
Defined benefit pension plan adjustment	(58)	(11)	(17)
Foreign currency translation adjustment	(217)	641	(332)
	(276)	628	(349)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(6,342)	$1,714	$(3,542)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 14)	(Note 15)	Total
Balance as of January 1, 2016	11,052	$308,745	$(220,419)	$(22,335)	$65,991
Stock-based compensation	—	9	—	—	9
Net loss	—	—	(6,066)	—	(6,066)
Other comprehensive loss	—	—	—	(276)	(276)
Balance as of December 31, 2016	11,052	308,754	(226,485)	(22,611)	59,658
Stock-based compensation	—	(7)	—	—	(7)
Net income	—	—	1,086	—	1,086
Other comprehensive income	—	—	—	628	628
Balance as of December 31, 2017	11,052	$308,747	$(225,399)	$(21,983)	$61,365
Cumulative effect of initially applying new accounting standards (Note 1)	—	—	346	—	346
Stock-based compensation	—	3	—	—	3
Net loss	—	—	(3,193)	—	(3,193)
Other comprehensive loss	—	—	—	(349)	(349)
Balance as of December 31, 2018	11,052	$308,750	$(228,246)	$(22,332)	$58,172

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands of US dollars)

	2016	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,066)	$1,086	$(3,193)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	162	43	100
Amortization	111	12	36
Stock-based compensation	9	(7)	3
Gain on disposal of subsidiary and equity investments	(849)	—	—
Impairment loss on property and equipment	471	—	—
Impairment losses on intangible assets	57	—	—
Impairment losses on prepaid licensing and royalty fees	1,386	—	244
Bad debt	35	127	23
Gains on disposals of property, plant and equipment - net	(751)	(1)	—
Gains on disposal of marketable securities	—	(2)	—
Net loss on equity investments	1,731	24	—
Impairment losses on marketable securities and investments	—	52	—
Deferred income tax benefits	(41)	(1,672)	—
Net changes in:
Accounts receivable	341	14	205
Prepaid expenses	(12)	137	267
Other current assets	49	(6)	35
Prepaid licensing and royalty fees	(2,167)	561	(220)
Prepaid pension assets	46	(9)	14
Accounts payable	(24)	48	(210)
Accrued compensation	(331)	339	(378)
Accrued expenses	1,071	(1,670)	(895)
Other current liabilities	(916)	(186)	55
Net cash used in operating activities	(5,688)	(1,110)	(3,914)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash dividends received from investees	1,438	—	—
Proceeds from disposals of marketable securities	—	2	—
Carrying amount of cash from divestiture of business	(482)	—	—
Purchases of property, plant and equipment	(496)	(192)	(66)
Proceeds from disposals of property, plant and equipment	1,950	1	—
Proceeds from disposals of subsidiary and equity investments	872	1,058	—
Increase in intangible assets	(86)	(11)	(61)
Decrease in refundable deposits	27	37	11
Other	30	40	26
Net cash provided by (used in) investing activities	3,253	935	(90)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands of US dollars)

	2016	2017	2018
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	—	986	—
Repayments of short-term borrowings	(3,722)	(3,617)	—
Other	(10)	—	—
Net cash used in financing activities	(3,732)	(2,631)	—
Net foreign currency exchange differences on cash, restricted cash and cash equivalents	(54)	772	(347)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(6,221)	(2,034)	(4,351)
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	72,432	66,211	64,177
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT END OF YEAR	$66,211	$64,177	$59,826
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$83	$35	$—
Income tax paid during the year	$46	$1	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2016, 2017 and 2018

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with headquarters in Taipei, Taiwan.

Our digital entertainment service business operates a suite of play-for-fun digital entertainment services, mainly targeting online and mobile-device users across Asia.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all inter-company accounts and transactions.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the financial statements.

Revenue Recognition and Deferral

General

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts continue to be reported in accordance with ASC Topic 605, “Revenue Recognition”.

Please refer to Note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2017 for our revenue recognition accounting policy as it relates to revenue transactions prior to January 1, 2018. The revenue recognition accounting policy described below relates to revenue transactions from January 1, 2018 and onward, which are accounted for in accordance with ASC Topic 606.

Our recognition of revenue from contracts with customers is in accordance with the five-step revenue recognition model: (1) Identify the contract with a customer; (2) Identify the performance obligation in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to each performance obligation; and (5) Recognize revenue when or as we satisfy a performance obligation.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our game can only be consumed in our game. Therefore, we regard the sale of a virtual good as a service, where related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to “Google Play Store”, “Apple App Store”, convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; or over the estimated useful life of virtual items; or when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy; or when the likelihood of the customer exercising the remaining rights becomes remote. (See the paragraphs under the caption “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights)

Estimated Service Period

The virtual goods for our games may have different service periods. We use the weighted average number of days of a player’s payment interval as the estimate for the service period of each game. We evaluate the appropriateness of such estimates quarterly to see if they are in line with our observations in the operations. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical ones, and therefore the estimated service period may change in the future. The estimated service periods for players of our current games are generally less than 6 months.

Principal Agent Considerations

For the revenues generated from our digital entertainment offerings which we are licensed for using, marketing, distributing, selling and publishing, and for the sales of our products and services via third-party storefronts and other channels, we evaluate to determine whether our revenues should be reported on a gross or net basis. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service; and
•	which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of various indicators, we report revenues on a gross basis for games that we publish and operate, as we are, and we present ourselves as, responsible for fulfilling the promise of delivering the virtual goods in the game and maintaining the game environment for customers’ consumption of such virtual goods. We have the discretion in establishing the price for those virtual goods, including the power to decide the range and extent of price discount or quantity discount, while the licensors or the third-party channels charge a fixed percentage of fees for such sales. And any loss on the receivables has to be absorbed by us and not the third-party channels.

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items which are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2017 and 2018, cash totaling $507 thousand and $518 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

For deferred revenues, some users may not exercise all of their contractual rights, and those unexercised rights are referred to as breakage. We estimate and recognize the breakage amount as revenue when the likelihood of the customer exercising the remaining rights becomes remote. We consider a variety of data points when determining the estimated breakage amount, including the time when we ceased selling prepaid products for certain services and when such prepaid products were last used in charging users’ accounts.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing digital entertainment offerings.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant product and service or license period, which is usually within one to two years.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related digital entertainment product and service in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 6, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Marketable Securities

Prior to 2018, our Company’s investments in marketable securities were classified either as available-for-sale or trading. For the marketable securities classified as available-for-sale, the investments were stated at fair value with any unrealized gains or losses reported in accumulated other comprehensive income (loss) within equity until realized. For the marketable security classified as trading, we recognized the changes of the fair value of the investment in our consolidated statements of operations.

Other-than-temporary impairments, if any, were charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment had occurred, our Company primarily considered, among other factors, the length of the time and the extent to which the fair value of an investment had been at a value less than cost. When an other-than-temporary loss was recognized, the fair value of the investment became the new cost basis of the investment and was not adjusted for subsequent recoveries in fair value. Realized gains and losses also were included in non-operating income and expense in the consolidated statements of operations.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance makes targeted improvements to existing U.S. GAAP mainly by requiring the following accounting treatments, along with certain disclosure and presentation requirements and improvements:

•

Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income;

•	Public business entities are to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
•	An entity are to evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

Our Company adopted this new guidance as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. As we had disposed of all our marketable securities by the end of 2017, the adoption did not have any impact on our consolidated financial statements.

Investments

Prior to 2018, equity investments in non-publicly traded securities of companies over which our Company had no ability to exercise significant influence were accounted for under the cost method. Unrealized losses that were considered other-than-temporary, if any, were charged to non-operating expenses. Realized gains and losses, measured against carrying amount, were also included in non-operating income and expenses. (See Note 6, “Fair Value Measurements”, for additional information.)

For equity investments accounted for as available-for-sale or trading, cash dividends were recognized as investment income. Stock dividends were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the new total number of shares.

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the weighted-average method. Cash dividends were accounted for as a reduction to the carrying value of the investment.

Equity investments in companies over which our Company had the ability to exercise significant influence but did not hold a controlling financial interest were accounted for under the equity method. We recognized our share of the earnings or losses of the investee. Under the equity method, the difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets was recognized as goodwill and was included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee was reduced to zero, no further losses were recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company would not record its share of such income until it equaled the amount of its share of losses not previously recognized.

As discussed above, for our equity investments we had adopted ASU No. 2016-01 as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. Since all of our equity investments in non-publicly traded securities of companies were fully impaired as of December 31, 2017, the adoption did not have any impact on our consolidated financial statements.

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Software Cost and Other Intangible Assets

We capitalize certain costs incurred to purchase computer software. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically one to three years. Other intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, typically one to three years.

Impairment of Intangible Assets and Long-Lived Assets

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 6, “Fair Value Measurements”, for additional information.)

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2016, 2017 and 2018 totaled $3.3 million, $1.9 million and $1.2 million, respectively. As of December 31, 2017 and 2018, prepaid advertising amounted to $18 thousand and $1 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the lessor are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the lessor, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in costs of revenues and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likely of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2016 and 2018, basic and diluted loss per share were the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

As noted above, we adopted the new revenue accounting standard effective January 1, 2018. We utilized the modified retrospective method upon adoption and as a result, the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Additionally, we elected to apply the new revenue accounting standard only to contracts not completed as of the adoption date. For contracts that were modified before the period of adoption, we elected to reflect the aggregate effect of all modifications when (1) identifying the satisfied and unsatisfied performance obligations, (2) determining the transaction price, and (3) allocating the transaction price to the satisfied and unsatisfied performance obligations. We recognized the cumulative effect of initially applying the new revenue accounting standard as an adjustment to the opening balance of retained earnings (accumulated deficits). The cumulative effect adjustment recorded to our accumulated deficits was $346 thousand (see our consolidated statements of changes in shareholders’ equity) and included the impact from the following adjustments to our consolidated balance sheet at January 1, 2018:

(In US$ thousand)	Balance at December 31, 2017	Adjustments due to adoption of new revenue accounting standard	Balance at January 1, 2018
Consolidated Balance Sheet
Liabilities
Deferred revenue	$1,863	$(346)	$1,517
Shareholders' equity
Accumulated deficit	(225,399)	346	(225,053)

The cumulative effects of the new revenue accounting standard are mainly from the breakage. Under the prior accounting standards, deferred revenues were derecognized if and only if the liabilities extinguished upon delivery of goods or services or upon payments made to the customer in other ways, or when we were released from being the primary obligator. Under the new revenue standard, we are required to derecognize the amount related to breakage when the likelihood of the customer exercising the remaining rights becomes remote.

Except for the cumulative effects discussed above, adoption of the new revenue accounting standard did not have significant impact to our consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows as of and for the year ended December 31, 2018.

Financial Instruments

As discussed above, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, and our Company adopted this new guidance as of January 1, 2018, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. As we had disposed of all our marketable securities by the end of 2017 and all of our equity investments in non-publicly traded securities of companies were fully impaired as of December 31, 2017, the adoption did not have any impact on our consolidated financial statements.

Income Tax

The FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, in October 2016. Previous GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. Our Company adopted the amendments in ASU 2016-16 as of January 1, 2018, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. The adoption of this new guidance did not have a material impact on our Company’s financial position, results or cash flows.

Retirement Plan and Net Periodic Pension Cost

The FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715), in March 2017. The amendments in this ASU require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). Our company early adopted this ASU on January 1, 2017, retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the statement of operations, and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The adoption only affected, immaterially, the presentation of our consolidated statements of operations. Please refer to Note 13 - "Pension Benefits" for information about the effect of reclassification for 2016.

Share-Based Compensation

The FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718), in May 2017. This guidance clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the specified conditions are met. Our Company adopted the amendments in ASU 2017-09 as of January 1, 2018, prospectively to an award modified on or after the adoption date. The adoption did not have a material impact on our consolidated financial statements.

The FASB issued ASU No. 2016-09, Compensation Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting in March 2016. The amendments in this ASU simplify the accounting for share-based payments regarding (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. Our company adopted this ASU on January 1, 2017. The adoption did not have a material impact on our consolidated financial statements.

Statement of Cash Flows

The FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, in November 2016. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. Our Company early applied the amendments in the ASU No. 2016-18 effective January 1, 2016, to include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on our consolidated statements of cash flows.

(e) Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments

The FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, in June 2016. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The ASU also requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Our Company will apply the amendments in ASU 2016-13 as of January 1, 2020, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. We do not expect the adoption of this new guidance to have a material impact on our Company’s financial position, results or cash flows.

Lease

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company will implement the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.

The FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, in July 2018. Entities originally are required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017, for calendar-year-end public business entities that adopt the new leases standard on January 1, 2019). This means that starting on January 1, 2017 (for those calendar-year-end public business entities just described), lessees must recognize lease assets and liabilities for all leases even though those leases may have expired before the effective date. Lessees also must provide the new and enhanced disclosures for each period presented, including the comparative periods. The ASU 2018-11 provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date (such as January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings or accumulated deficits in the period of adoption.

Topic 842 is effective for our fiscal year beginning January 1, 2019. We will elect the package of practical expedients in ASC 842-10-65-1(f) and the additional transition method provided in ASU 2018-11. We will initially apply the new leases standard at the adoption date and not to restate the comparative periods when transitioning to ASC 842, and recognize a cumulative-effect adjustment to the opening balance of retained earnings or accumulated deficits in the period of adoption. Accordingly, we will account for our existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, we expect to recognize on January 1, 2019 (a) a lease liability of approximately $1.0 million, which represents the present value of the remaining lease payments of approximately $1.1 million, discounted at incremental borrowing rate of approximately 2%, and (b) a right-of-use asset of approximately $1.0 million which approximates the lease liability of $1.0 million. Adoption of the new standard is not expected to have a material impact on our Company’s operating results or cash flows from operations. The most significant impact would be the recognition of ROU assets and lease obligations for operating leases. We do not anticipate significant changes to our current business processes and systems to support the adoption of the new standard in the year beginning January 1, 2019. Additionally, we are currently in the process of evaluating the required financial statement disclosures to allow users of our consolidated financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from leases.

Fair Value Measurement

The FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement to improve the effectiveness of disclosure requirements on fair value measurement.  Certain disclosure requirements were removed, modified or added from Topic 820. In addition, the amendments eliminate at a minimum from the phrase an entity shall disclose at a minimum to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty will be applied prospectively for only the most recent annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon the effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. Our Company will adopt the amendments in this Update for fiscal years beginning January 1, 2020, and will early adopt certain items as permitted.

Retirement Plan

The FASB issued ASU No. 2018-14, Compensation—Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, in August 2018 to improve the effectiveness of disclosure requirements on defined benefit plans. The amendments in this Update modify certain disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments in this Update will be effective for our Company’s fiscal years ending at December 31, 2020.  We will apply the amendments in this Update on a retrospective basis to all periods presented. We do not expect the adoption of this Update to have a material impact on our Company’s financial position, results or cash flows.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2016	2017	2018
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 613 thousand shares at the range of $3.85 to $83.00 as of December 31, 2016, 308 thousand shares at $2.90 to $80.05 as of December 31, 2017, and 229 thousand shares at $2.90 to $12.35 as of December 31, 2018. There were no antidilutive RSUs as of December 31, 2018, 2017, and 2016.

NOTE 3. DIVESTITURES

PerfectPairs

In January 2016, we entered into an agreement to sell our 100% ownership interest in PerfectPairs Gaming Co., Ltd. (“PerfectPairs), a Taiwan-based subsidiary of our digital entertainment service business operations, to two Taiwanese individuals unrelated to our Group for total cash consideration of $760 thousand. Upon the disposal, we deconsolidated the results of PerfectPairs’ operations.

The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on disposal of PerfectPairs	$827

East Gate

As the term of the East Gate fund expired in August 2017, the fund had stopped entering into new investments and in September 2016, it distributed excess cash to its investors. We received $1,438 thousand from the distribution.

In November 2016, we entered into an agreement to sell a 17.65% partnership interest in East Gate to a Korean investor unrelated to our Group. The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$112
The fair value of consideration receivable, net of any transaction costs	1,058
1,170
The carrying amount of the investment of East Gate at the date of disposal	1,398
Exchange difference	250
Gain on disposal of investment in East Gate	$22

The consideration receivable of $1.1 million as of December 31, 2016 was recorded as other receivable and has been fully collected in 2017.

NOTE 4. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2018
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Purchased software cost	$64	$26	$38

For the years ended December 31, 2016, 2017 and 2018, total amortization expense of intangible assets were $106 thousand, $7 thousand and $27 thousand, respectively, which includes amortization of purchased software costs of $89 thousand, $7 thousand and $27 thousand.

At the end of 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangible assets would not be recoverable based on cash flow projections from current games, which typically have shorter lives.

NOTE 5. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2016	2017	2018
Balance at beginning of year	$239	$1,020	$459
Addition	2,581	486	968
Amortization and usage	(416)	(1,040)	(747)
Exchange difference	2	(7)	(1)
Impairment charges (Note 6)	(1,386)	—	(244)
Balance at end of year	$1,020	$459	$435

At the end of 2016 and 2018, we recognized impairment losses of $1.4 million and $244 thousand, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

 We have entered licensing arrangements for our digital entertainment business and in prior years, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of $1.75 million and accordingly, we have recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

NOTE 6. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2017 and 2018.

(in US$ thousands)	2017		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$63,670	$63,670	$59,308	$59,308
Accounts receivable	751	751	523	523
Restricted cash	507	507	518	518
Refundable deposits	208	208	197	197
Financial liabilities
Accounts payable	314	314	104	104
Accrued compensation	549	549	170	170
Accrued expenses	2,158	2,158	1,263	1,263

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2017 and 2018 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued compensation and expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2018
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	518	—	518
	$—	$524	$—	$524

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2017
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	507	—	507
	$—	$513	$—	$513

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2017 and 2018.

Level 1 and 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are interest-earning deposits in banks, and the cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2017 and 2018.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, and prepaid licensing and royalty fees.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2017 and 2018 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2018	Total Impairment Losses
(a) Prepaid licensing and royalty fees	—	—	84	84	244
Total	$—	$—	$84	$84	$244

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2017	Total Impairment Losses
(b) Investments - Cost-method	$—	$—	$—	$—	$52
Total	$—	$—	$—	$—	$52
(a)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2018, certain prepaid licensing and royalty fees were written down to $84 thousand, resulting in an impairment charge of $244 thousand. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian digital entertainment business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee and related royalties are re-valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

(b)

Impairment losses on certain cost method investments which were determined to be impaired:
In 2017, certain cost method investment with carrying amounts of $52 thousand was considered fully impaired as it has incurred consecutive losses but unable to reduce cash burn, and thus its cash was expected to be depleted within months. Therefore it was fully written down to zero, resulting in an impairment charge of $52 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

NOTE 7. CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2017	2018
Cash and savings accounts	$63,664	$59,302
Time deposits	6	6
Cash and cash equivalents reported on the consolidated balance sheets	63,670	59,308
Cash restricted as collateral and performance bond	507	518
Total cash, restricted cash and cash equivalents reported on the consolidated statements of cash flows	$64,177	$59,826

As of December 31, 2017 and 2018, cash amounting to $507 thousand and $518 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2017	2018
Taiwan	$62,350	$54,078
Hong Kong	1,811	5,732
China	16	16
	$64,177	$59,826

NOTE 8. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2017	2018
Accounts receivable	$763	$528
Less: Allowance for doubtful accounts	(12)	(5)
	$751	$523

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2016, 2017 and 2018:

(in US$ thousands)	2016	2017	2018
Balance at beginning of year	$29	$32	$12
Additions: Bad debt expense	35	127	23
Less: Write-off	(33)	(149)	(29)
Translation adjustment	1	2	(1)
Balance at end of year	$32	$12	$5

NOTE 9. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2017	2018
Loans receivable - current	64	29
Less: Allowance for loans receivable - current	(30)	(29)
Other receivables	34	3
Other	125	121
	$193	$124

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2016, 2017 and 2018:

(in US$ thousands)	2016	2017	2018
Balance at beginning of year	$28	$28	$30
Reversal for collection of bad debt	—	—	—
Translation adjustment	—	2	(1)
Balance at end of year	$28	$30	$29

NOTE 10. EQUITY INVESTMENTS

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from August 2010 to November 2016, a 17.65% equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films (See Note 3 “Divestitures”, for additional information); and (b) from May 2014 to February 2017, a 22.86% equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software. In March 2017, our share of equity interest in Double 2 was diluted to 11.43%, and as the investment no longer qualified for the equity method, we discontinued accruing the share of the earnings or losses of the investee and began accounted for it under the cost method.

In November 2016, we entered into an agreement to sell a 17.65% partnership interest in East Gate to a Korean investor unrelated to our Group. (See Note 3, “Divestitures” for additional information.)

East Gate

Our Company had a 17.65% interest in East Gate, a Korean fund partnership. Before the disposal of such interest, we accounted for our investment in this limited partnership under the equity method accounting since we had the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

East Gate was considered an investment company that primarily invests in: (1) Equity securities of small, medium-sized companies or venture companies, mainly Korean game companies, and (2) funding for specific projects, mainly Korean films, of an entrepreneur or venture company in return for the rights to a future revenue stream from the income generated by the entrepreneur or venture company from the film and related products.

Summarized U.S. GAAP financial information of East Gate as of November 30, 2016 (right before we disposed of it), and the eleven-month period ended November 30, 2016 is presented below (in US$ thousands):

2016
Investments and other related assets	$7,911
Other assets	332
Total assets	$8,243
Total liabilities	$318
Total net assets of the fund	$7,925

2016
Investment and related income (loss)	$(1,513)
Impairment loss	(105)
Other costs and expenses	(7,513)
Net loss	$(9,131)

NOTE 11. PROPERTY, PLANT AND EQUIPMENT

In January 2016, we entered into disposal agreements to sell certain office premises which were not used for our principal business to several counterparties unrelated to our Group, for total cash considerations approximating $1.9 million. The closing of the disposal occurred in March 2016. Upon the closing, we recognized disposal gains of approximately $798 thousand.

At the end of 2016, we recognized an impairment loss of $471 thousand on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

For the year ended December 31, 2017 and 2018, there were no significant changes in our property, plant and equipment. For the year ended December 31, 2016, a reconciliation of the beginning and ending amounts of our property, plant and equipment is as follows:

(in US$ thousands)	Cost	Accumulated depreciation	Net
Balance at beginning of year	$5,165	$3,774	$1,391
Purchase	496	—	496
Depreciation	—	162	(162)
Disposal of office premises	(1,120)	(44)	(1,076)
Disposal of other property, plant and equipment	(1,092)	(969)	(123)
Deconsolidation (Note 3)	(104)	(33)	(71)
Impairment (Note 6)	(3,423)	(2,952)	(471)
Exchange differences	85	62	23
Balance at end of year	$7	$—	$7

NOTE 12. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2017	2018
Accrued advertising expenses	$371	$134
Accrued professional fees	580	429
Accrued royalties	502	275
Accrued director compensation and liability insurance	256	70
Other	449	355
	$2,158	$1,263

NOTE 13. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2017 and 2018, the accumulated benefit obligation amounted to $211 thousand and $233 thousand, respectively, and the funded status of prepaid pension assets amounted to $70 thousand and $56 thousand, respectively. The fair value of plan assets amounted to $365 thousand and $376 thousand as of December 31, 2017 and 2018, respectively. The accumulated other comprehensive income (loss) amounted to ($69) thousand and ($86) thousand as of December 31, 2017 and 2018, respectively. The net periodic benefit cost (income) for 2016, 2017 and 2018 amounted to ($2) thousand, $0 thousand and $1 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2017 and 2018:

	December 31
(in US$ thousands)	2017	2018
Benefit Obligation	$295	$320
Fair value of plan assets	365	376
	$(70)	$(56)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(70)	$(56)
Accumulated other comprehensive income	—	—
Net amount recognized	$(70)	$(56)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(69)	$(86)

For the years ended December 31, 2016, 2017 and 2018, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2016	2017	2018
Service cost	$—	$—	$—
Interest cost	4	4	5
Expected return on plan assets	(6)	(5)	(6)
Amortization of net loss	—	1	2
Curtailment gain	—	—	—
	$(2)	$—	$1

Effective January 1, 2017, our Company applied the amendments in ASU No. 2017-07 retrospectively for the presentation of the service cost component and the other components of net periodic pension cost in the statement of operations, and accordingly, all components other than service cost, amounting to income of $2 thousand for 2016, were reclassified to non-operating income (expense) – other.

Weighted average assumptions used to determine benefit obligations for 2017 and 2018 were as follows:

	December 31
	2017	2018
Discount rate	1.625%	1.375%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2017	2018
Discount rate	1.375%	1.625%
Rate of return on plan assets	1.375%	1.625%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2% of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $8 thousand to the Fund in 2019. We expect to make benefit payments of $1 thousand from 2019 to 2023 and $20 thousand from 2024 to 2028.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $293), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5% of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $191). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2016, 2017, and 2018 were $183 thousand, $190 thousand, and $210 thousand, respectively.

NOTE 14. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2017 and 2018, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $1.5 million and $1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2016	$(22,338)	$3	$—	$(22,335)
Net current period change	5	(1)	(58)	(54)
Reclassification adjustments for gains reclassified into income	(222)	—	—	(222)
Balance at December 31, 2016	(22,555)	2	(58)	(22,611)
Net current period change	641	—	(11)	630
Reclassification adjustments for gains reclassified into income	—	(2)	—	(2)
Balance at December 31, 2017	$(21,914)	$—	$(69)	$(21,983)
Net current period change	(332)		(17)	(349)
Balance at December 31, 2018	$(22,246)	$—	$(86)	$(22,332)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2016, 2017 and 2018.

NOTE 16. SHARE-BASED COMPENSATION

During 2016, 2017 and 2018, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $9 thousand, ($7) thousand and $3 thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2017 and 2018. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2016, 2017 and 2018, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2017 and 2018.

(a) Overview of Stock-Based Compensation Plans

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2018, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2018, no shares were issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2018, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2018.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	675,057	(3)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.20	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled options, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled options, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled options, were within reserved shares of 200 thousand common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2016, 2017 and 2018, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2016 and 2018. The following table summarizes the assumptions used in the model for options granted during 2017:

2017
Option term (years)	6.01
Volatility	48.997%
Weighted-average volatility	48.997%
Risk-free interest rate	2.031%
Dividend yield	0%
Weighted-average fair value of option granted	$1.41

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2016		2017		2018
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$20.51	617	$20.63	613	$14.78	308
Options granted	—	—	2.90	4	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	3.85	(4)	26.24	(309)	26.08	(79)
Balance at December 31	$20.63	613	$14.78	308	$10.88	229	2.14	$—
Exercisable at December 31	$20.57	606	$15.16	298	$10.97	227	2.07	$—
Vested and expected to vest at December 31	$20.63	613	$14.78	308	$10.88	229	2.14	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2018 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2018. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2018, there was approximately $1 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 1.50 years.

The following table sets forth information about stock options outstanding at December 31, 2018:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	12	5.87years	Under $5	10
$5~$50	217	1.93years	$5~$50	217
$50~$100	—		$50~$100	—
	229			227

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2016, 2017 and 2018.

As of December 31 2017 and 2018, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2016, 2017 and 2018.

NOTE 17. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2016	2017	2018
Taiwan operations	$(1,119)	$893	$(3,146)
Non-Taiwan operations	(6,096)	(1,478)	(47)
	$(7,215)	$(585)	$(3,193)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2016	2017	2018
Taiwan:
Current	$1,108	$—	$—
Deferred	—	—	—
	$1,108	$—	$—
Non-Taiwan:
Current	$—	$(1)	$—
Deferred	41	1,672	—
	$41	$1,671	$—
Total current income tax benefit (expense)	$1,108	$(1)	$—
Total deferred income tax benefit	$41	$1,672	$—
Total income tax benefit	$1,149	$1,671	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2016	2017	2018
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	24.00%
Foreign tax differential	(12.37)%	1.10%	3.43%
Reversal of deferred withholding tax liabilities	—	285.84%	—
Tax-exempt income	3.28%	—	—
Non-deductible items - bad debts	(3.08)%	—	(0.22)%
Other non-deductible expenses	(1.65)%	(44.79)%	(3.50)%
Changes in unrecognized tax benefits	1.10%	—	17.17%
Adjustment for prior year payable	0.04%	—	—
Change in deferred tax assets and valuation allowance	6.87%	13.43%	(42.02)%
Change in tax rate	—	—	0.15%
Other	(2.12)%	6.33%	0.99%
Effective rate	15.92%	285.76%	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2017	2018
Net operating loss carryforwards	$9,178	$11,136
Prepaid licensing and royalty fees	5	—
Investments	135	131
Intangible assets and goodwill	183	119
Share-based compensation	299	292
Other	128	87
	9,928	11,765
Less: valuation allowance	(9,928)	(11,765)
Deferred tax assets - net	$—	$—

In October 2017, a subsidiary of ours in the U.S. resolved to dissolve and liquidate, for which it filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of $1,671 thousand as such deferred income tax liabilities were originally accrued for a potential withholding obligation upon possible distribution.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2016, 2017 and 2018 are as follows:

(in US$ thousands)	2016	2017	2018
Balance at beginning of year	$11,025	$11,852	$9,928
Subsequent reversal and utilization of valuation allowance	(753)	(3,352)	—
Additions to valuation allowance	1,739	745	2,107
Divestitures	(312)	—	—
Exchange differences	153	683	(270)
Balance at end of year	$11,852	$9,928	$11,765

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The statutory losses from Taiwan operations would be deducted from undistributed earnings when calculating the tax on the undistributed earnings and were not subject to expiration.

As of December 31, 2018, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,721	indefinite
Taiwan	35,594	2020~2028
	$51,315

Pursuant to the amendment of the ROC Income Tax Act in February 2018, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter was reduced from 10% to 5%.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2016, 2017 and 2018 are as follows:

(in US$ thousands)	2016	2017	2018
Balance at beginning of year	$1,203	$1,024	$1,110
Increase related to prior year tax positions	1,025	—	—
Decrease related to prior year tax positions	—	—	—
Settlement of intercompany charge adjustments	—	—	(1,095)
Expiration of statute of limitations	(1,225)	—	—
Exchange differences	21	86	(15)
Balance at end of year	$1,024	$1,110	$—

As of December 31, 2016, 2017 and 2018, there were no unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2016, 2017 and 2018, $1.0 million, $1.1 million and $0 of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2016, 2017 and 2018.

Our major tax paying components are all located in Taiwan. As of December 31, 2018, the income tax filings in Taiwan have been examined for the years through 2016.

In 2016, 2017 and 2018, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, and subsequently reached agreement and settlement in 2018 with the tax authority regarding the tax filings for those years. The settlement did not have significant impact to our financial statements.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months.

NOTE 18. RELATED-PARTY TRANSACTIONS

During 2018, there were no significant transactions with our related parties.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2021. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2018:

(in US$ thousands)	Amount
2019	$450
2020	432
2021	72
$954

Rental expense for operating leases amounted to $821 thousand, $577 thousand and $493 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2018.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2019	$—	$200	$200
After 2019	—	—	—
	$—	$200	$200

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

For a certain licensed game, we are committed to paying $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2018 to January 2020.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn the amount totally NTD 79,477,648 (around $2,697,471) to compensate their loss pursuant to certain documents in connection with purchasing taximeters signed in 2015. GigaMedia Cloud filed an answer to the complaint denying all their allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court

announced all the Ennoconn’s claims without merit and made a judgment denying the complaint by Ennoconn. Unfortunately, On January 3, 2019, Ennoconn filed an appeal demanded the judgment which was entered in the District Court should be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for two times on March 12, 2019 and April 16, 2019 separately. The Company firmly believes these claims of Ennoconn to be without merit and will keep defending them vigorously. Furthermore, we believe the Taiwan High Court will find such appeal meritless and enter a judgment denying the appeal by Ennoconn. Since the litigation process is still running, we are unable to assess the likelihood of the claim and the amount of potential damages. However, we believe the ultimate result with respect to this claim will not have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 20. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We only have one segment. Certain corporate activities are not allocated to the segment and therefore are reflected as adjustments in the reconciliation.

Financial information for the operating segment was as follows for the years ended December 31, 2016, 2017, and 2018:

(in US$ thousands)	Digital entertainment
2016:
Net revenue from external customers	$8,971
Loss from operations	$(3,924)
Share-based compensation	$3
Impairment loss on property, plant and equipment	$288
Impairment loss on intangible assets	$53
Impairment loss on prepaid licensing and royalty fees	$1,386
Interest income	$2
Interest expense	$—
Gain on disposal of marketable securities - net	$—
Foreign exchange gain (loss)	$(174)
Net gain (loss) on equity investments	$(1,731)
Impairment loss on marketable securities and investments	$—
Depreciation	$142
Amortization, including intangible assets	$93
Income tax expense (benefits)	$—

(in US$ thousands)	Digital entertainment
2017:
Net revenue from external customers	$11,596
Income from operations	$1,747
Share-based compensation	$1
Impairment loss on property, plant and equipment	$—
Impairment loss on intangible assets	$—
Impairment loss on prepaid licensing and royalty fees	$—
Interest income	$1
Interest expense	$1
Gain on disposal of marketable securities - net	$2
Foreign exchange gain (loss)	$(148)
Net gain (loss) on equity investments	$(24)
Impairment loss on marketable securities and investments	$52
Depreciation	$43
Amortization, including intangible assets	$12
Income tax expense (benefits)	$—

(in US$ thousands)	Digital entertainment
2018:
Net revenue from external customers	$7,101
Loss from operations	$(2,727)
Share-based compensation	$—
Impairment loss on property, plant and equipment	$—
Impairment loss on intangible assets	$—
Impairment loss on prepaid licensing and royalty fees	$244
Interest income	$51
Interest expense	$—
Gain on disposal of marketable securities - net	$—
Foreign exchange gain (loss)	$158
Net gain (loss) on equity investments	$—
Impairment loss on marketable securities and investments	$—
Depreciation	$100
Amortization, including intangible assets	$36
Income tax expense (benefits)	$—

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2016	2017	2018
Loss from operations:
Total segments	$(3,924)	$1,747	$(2,727)
Adjustment*	(3,208)	(2,237)	(2,096)
Total GigaMedia consolidated	$(7,132)	$(490)	$(4,823)
Share-based compensation
Total segments	$3	$1	$—
Adjustment**	6	(8)	3
Total GigaMedia consolidated	$9	$(7)	$3
Impairment loss on property, plant and equipment:
Total segments	$288	$—	$—
Adjustment**	183	—	—
Total GigaMedia consolidated	$471	$—	$—
Impairment loss on intangible assets:
Total segments	$53	$—	$—
Adjustment**	4	—	—
Total GigaMedia consolidated	$57	$—	$—
Impairment loss on prepaid licensing and royalty fees:
Total segments	$1,386	$—	$244
Adjustment**	—	—	—
Total GigaMedia consolidated	$1,386	$—	$244
Interest income:
Total segments	$2	$1	$51
Adjustment**	300	601	1,251
Total GigaMedia consolidated	$302	$602	$1,302
Interest expense:
Total segments	$—	$1	$—
Adjustment**	81	33	—
Total GigaMedia consolidated	$81	$34	$—
Gain on disposal of marketable securities - net:
Total segments	$—	$2	$—
Adjustments**	—	—	—
Total GigaMedia consolidated	$—	$2	$—
Foreign exchange gain (loss):
Total segments	$(174)	$(148)	$158
Adjustments**	(127)	(403)	109
Total GigaMedia consolidated	$(301)	$(551)	$267

(in US$ thousands)	2016	2017	2018
Net gain (loss) on equity investments:
Total segments	$(1,731)	$(24)	$—
Adjustment**	—	—	—
Total GigaMedia consolidated	$(1,731)	$(24)	$—
Impairment loss on marketable securities and investments:
Total segments	$—	$52	$—
Adjustment**	—	—	—
Total GigaMedia consolidated	$—	$52	$—
Depreciation:
Total segments	$142	$43	$100
Adjustments**	20	—	—
Total GigaMedia consolidated	$162	$43	$100
Amortization:
Total segments	$93	$12	$36
Adjustments**	18	—	—
Total GigaMedia consolidated	$111	$12	$36
Income tax expense (benefit):
Total segments	$—	$—	$—
Adjustments**	(1,149)	(1,671)	—
Total GigaMedia consolidated	$(1,149)	$(1,671)	$—

*

Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. For the years ended December 31, 2016, 2017 and 2018, the compensation related items were approximately $1.6 million, $1.3 million and $1.2 million, respectively; professional fees were approximately $612 thousand, $365 thousand and $310 thousand, respectively.

**	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2016	2017	2018
MahJong and casino casual games	$2,459	$2,364	$1,816
PC massively multiplayer online games	1,560	1,400	1,272
Mobile role playing games	4,674	7,776	3,998
Other games and game related revenues	278	56	15
	$8,971	$11,596	$7,101

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2016	2017	2018
Taiwan	$2,664	$2,349	$2,958
Hong Kong	6,307	9,247	4,143
	$8,971	$11,596	$7,101

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31
Geographic region / country	2016	2017	2018
Taiwan	$7	$62	$94
Hong Kong	—	96	27
	$7	$158	$121

NOTE 21. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2018 and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.